EXHIBIT 99.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-160683, and Form S-8 Nos. 333-158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) of our reports dated March 18, 2010, relating to the consolidated financial statements of Wavestream Corporation and Subsidiary, appearing in this report on Form 6-K of Gilat Satellite Networks Ltd.

/s/ Moss Adams LLP

Irvine, California
March 31, 2011